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THOMAS WARDELL 404.527.4990 Direct Fax: 404.527.4198		EMAIL ADDRESS twardell@mckennalong.com

May 28, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
SEC Comment Letter Dated May 2, 2013
File No. 0-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company”), we are responding to the letter dated May 2, 2013 (the “Comment Letter”) from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2012 Compared to 2011, Sales, pages 32 and 33

Comment 1.	Please tell us and disclose in future filings what management’s plans are to address the declining sales of your Optical, HDSL, Internetworking, and other legacy products. We note declines of over 13% for 2012 sales in both your Carrier Networks and Enterprise Networks divisions in these product lines which are partially offset by the recent acquisition of NSN BBA. It is unclear as to how this acquisition will offset declines in your core product lines in future periods.

United States Securities and Exchange Commission

Response:

We operate in two reportable segments: (1) the Carrier Networks Division and (2) the Enterprise Networks Division. Our three major product categories within these divisions are Carriers Systems, Business Networking and Loop Access. In addition, we identify subcategories of product revenues, which we divide into core products, representing new technology, and legacy products, representing older technology. Our core products include Broadband Access products, Optical products, and Internetworking products. Our legacy products include HDSL and all other legacy products.

In 2012, revenues in our Carrier Networks division decreased due to a decrease in sales of legacy products and Optical products, although these revenue decreases were partially offset by an increase in sales of Broadband Access products. Revenues in our Enterprise Networks division decreased due to a decrease in sales of Internetworking products and legacy products. Despite these decreases, we have not seen any decrease in market share for these products. This indicates to us that the decreases with respect to our core products were the result of macroeconomic factors, as discussed below.

The decreases in sales of our legacy products, such as HDSL, were anticipated and we expect that these declines will continue over time as customers continue to upgrade their networks to deliver higher bandwidth services by migrating to newer technologies, including to our core products from our Broadband Access, Internetworking and Optical product lines. It has always been part of our corporate strategy to have a smooth migration path available for the end users of our products from earlier technologies to newer ones and our prior growth and profitability reflect the importance and success of this strategy. We believe that the products and services offered in our core product areas position us to continue to benefit from this migration strategy, as legacy product revenues decline.

The decline in sales of our Internetworking products was primarily due to a decline in Carrier spending caused by the macroeconomic environment and do not reflect a loss in market share of our products. We believe that the macroeconomic conditions have an industry wide impact, are generally temporary in nature and not indicative of permanent changes in demand for communications solutions. In short, our customers’ order patterns may be significantly impacted by their view of macroeconomic conditions, which may lead them to defer orders from one period to a later one. Internetworking products are those used in small and medium business installations. The decline in sales of our Internetworking products was partially offset by increased revenues in the value-added reseller channel and by the addition of our vWLAN solutions. Additionally, we have already seen a rebound in small and medium business spend with respect to our Internetworking products.

United States Securities and Exchange Commission

The decline in sales of our Optical products was primarily due to a technology shift from Time Division Multiplexed (TDM) and SONET/SDH architectures to Ethernet-based packet networks. We offer Ethernet-based solutions that address this technology change, and we believe that future sales of these newer technology products will grow over time as customers adopt these new products. We have seen indications in sales revenue that this transition is occurring and we expect that this growth will continue and that, together with improving macroeconomic conditions, sales of our Optical products will increase over time. Put another way, we see the declines in Optical sales as reflecting not a trend, but a transition which we are addressing with new products to which our markets are responding favorably.

As discussed above, the decline in sales of our HDSL and other legacy products has been expected as communications networks continue to transition from traditional TDM architectures and circuit-switched technology to Internet Protocol (IP) and Ethernet-based packet networks in order to deliver higher bandwidth services. While we expect that revenues from these legacy products will continue to decline over time, these revenues may continue for years because of the time required for our customers to transition to newer technologies. We offer both IP and Ethernet-based products in our Broadband Access and Optical product categories that address these technology changes and provide cost effective solutions to meet our customers’ needs for higher network speed and capacity.

The acquisition of the NSN Broadband Access business contributed additional Broadband Access revenues through our expanded presence in international markets. The Broadband Access products are in addition to, and not as a replacement of, our other core product lines. The increase in revenue from the Broadband Access products resulting from the NSN acquisition, therefore, acts to offset, in a general sense, any declines in sales of our other products.

We will add additional disclosures in future filings clarifying management’s actions taken to address the declining sales in product areas described in the comment letter.

* * * *

The Company has separately filed an acknowledgement, as required pursuant to the Comment Letter, simultaneously with the filing of this response.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/ s / Thomas Wardell

Thomas Wardell

TW:dse

cc:	Thomas R. Stanton
James E. Matthews